EXHIBIT 21
Jurisdiction of
Name of Subsidiary	Incorporation

Pipeline Nutrition USA. Inc.	Florida

In accordance with Item 601(b)(21) of regulation S-K the registrant has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary , would not have constituted a significant subsidiary as of December 31, 2012.